# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MAUI LAND & PINEAPPLE COMPANY, INC., CIK 0000063330
CUSIP: 577345101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 500 Office Road, Lahaina, Maui, Hawaii (HI), 96761
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001282189

## Reporting persons
- VALUEWORKS LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 992,542; sole dispositive power 0; shared dispositive power 992,542; aggregate amount beneficially owned 992,542 (5.03% of the class)
- CHARLES LEMONIDES: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 992,542; sole dispositive power 0; shared dispositive power 992,542; aggregate amount beneficially owned 992,542 (5.03% of the class)

## Item 1. Issuer
Name of issuer: MAUI LAND & PINEAPPLE COMPANY, INC.
Address of issuer's principal executive offices: 500 Office Road, Lahaina, Maui, Hawai'i 96761

## Item 2. Person Filing
Name of person filing:
ValueWorks LLC
Charles Lemonides
Address of principal business office or, if none, residence:
ValueWorks LLC
One World Trade Center, Suite 84-G
New York, New York 10007

Charles Lemonides
c/o ValueWorks LLC
One World Trade Center, Suite 84-G
New York, New York 10007
Citizenship:
ValueWorks LLC - Delaware
Charles Lemonides - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
ValueWorks LLC - 992,542
Charles Lemonides - 992,542
Percent of class:
ValueWorks LLC - 5.03%
Charles Lemonides - 5.03%
Sole power to vote or to direct the vote:
ValueWorks LLC - 0
Charles Lemonides - 0
Shared power to vote or to direct the vote:
ValueWorks LLC - 992,542
Charles Lemonides - 992,542
Sole power to dispose or to direct the disposition:
ValueWorks LLC - 0
Charles Lemonides - 0
Shared power to dispose or to direct the disposition:
ValueWorks LLC - 992,542
Charles Lemonides - 992,542

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of ValueWorks LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock, $0.0001 par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]

[Exhibit B - Control Person Identification]

## Signatures
- VALUEWORKS LLC: By: /s/ Charles Lemonides, Charles Lemonides, Managing Member (12/08/2025)
- CHARLES LEMONIDES: By: /s/ Charles Lemonides, Charles Lemonides (12/08/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.